FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Executive Officer
General Manager of
Corporate Financial & Accounting Group

Date: February 20, 2009

Information furnished on this form:

EXHIBITS

Exhibit Number

1. English translation of changes in representative directors filed with the Kanto Local Finance Bureau of the Ministry of Finance (“Rinjihoukokusho”)

English translation of changes in representative directors filed with the Kanto Local Finance Bureau of the Ministry of Finance (“Rinjihoukokusho”)

1. Reason for Filing

To report the appointment of new representative directors of Kyocera Corporation (the “Company”) at the meeting of the board of directors of the Company held on February 20, 2009, in accordance with Paragraph 4 of Article 24-5 of the Financial Instruments and Exchange Law and Sub-Paragraph 9 of Paragraph 2 of Article 19 of the Cabinet Office Ordinance relating to Disclosure of Corporation.

2. Matters reported

1) New representative directors

Name (Date of birth)	New position as directors	New position as executive officers	Former position as directors	Former position as executive officers	Shares of the Company owned as of February 20, 2009 (in thousands)	Summary of the professional history
Tetsuo Kuba (Feb. 2, 1954)	President and Representative Director	President and Executive Officer	Director	General Manager of Corporate Fine Ceramics Group and Corporate Semiconductor Components Group	2	June 1982	Joined the Company
						June 2005	General Manager of Corporate Fine Ceramics Group and Corporate Semiconductor Components Group [to present]
						May 2007	Representative Director and Chairman and President in Kyocera Korea Co., Ltd. [to present]
						June 2008	Director of the Company [to present]
Tatsumi Maeda (Jan. 1, 1953)	Vice President and Representative Director	Vice President and Executive Officer General Manager of Corporate Solar Energy Group and Corporate Electronic Components Group	Director	General Manager of Corporate Solar Energy Group and Corporate Electronic Components Group	1	Mar. 1975	Joined the Company
						June 2001	Director of the Company
						June 2003	Retired from Director of the Company
						Mar. 2007	Chairman of the Board of Kyocera (Tianjin) Solar Energy Co., Ltd. [to present]
						June 2008	Director of the Company [to present]
						Jan. 2009	General Manager of Corporate Solar Energy Group and Corporate Electronic Components Group [to present]

*	Makoto Kawamura, the President and Representative Director at present, will become Chairman of the Board and Representative Director as of April 1, 2009.

2) Retiring representative director

Name (Date of birth)	New position as directors	New position as executive officers	Former position as directors	Former position as executive officers	Shares of the Company owned as of February 20, 2009 (in thousands)
Noboru Nakamura (Oct. 6, 1944)	Adviser and Director	—	Chairman of the Board and Representative Director	—	4

*	Noboru Nakamura is scheduled to resign from the office of director at the annual general meeting of shareholders to be held in June 2009.

3) Effective date of change

April 1, 2009